UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-42611

ISOENERGY LTD.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

217 Queen Street West, Suite 401

Toronto, Ontario

M5V 0R2

Tel: 1-833-572-2333

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F ☒

INCORPORATION BY REFERENCE

The exhibit to this report on Form 6-K is incorporated by reference into, and as an exhibit to, the Registration Statement on Form F-10 (Commission File No. 333-287236) and the Registration Statement on Form S-8 (Commission File No. 333-287876) of the registrant, IsoEnergy Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ISOENERGY LTD.

Date: June 16, 2025	By:	/s/ Graham du Preez
Graham du Preez
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release dated June 16, 2025